[NET LETTERHEAD]

October 14, 2009

VIA EDGAR

Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:

Kathleen Collins, Accounting Branch Chief
Barbara Jacobs, Assistant Director
Kevin Dougherty, Attorney Advisor
Christine Davis, Assistant Chief Accountant
Kari Jin, Staff Accountant

Re:

Network Equipment Technologies, Inc.
Form 10-K for Fiscal Year Ended March 27, 2009
Filed May 22, 2009
Form 8-K Filed July 23, 2009
Form 10-Q for the Fiscal Quarter Ended June 26, 2009
Filed August 4, 2009
File 1-10255

Ladies and Gentlemen:

Network Equipment Technologies, Inc. (“we,” “NET,” or the “Company”) is providing this letter in response to further comments from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 30, 2009 (the “Staff Letter”) relating to the Company’s Form 10-K for the fiscal year ended March 27, 2009 (the “10-K”), Form 8-K filed July 23, 2009 (the “8-K”), and Form 10-Q for the fiscal quarter ended June 26, 2009 (the “10-Q,” and together with the 10-K and the 8-K, the “Company Filings”) (File No. 1-10255).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended March 27, 2009

Item 1.  Business

Customer Service

1.

We note your response to prior comment 2, as well as that provided in response to prior comment 8. Please include a materially complete description of your revenue sharing agreement with CACI in future filings; in this regard, you may want to consider providing some of the information outlined in response to prior comment 8.

The Company will include in future filings as applicable, an enhanced discussion of our relationship with CACI, such as the following (this is expanded from the discussion included in our prior response; additions to the disclosure made in the 10-K are underlined), along with discussion and analysis of specific financial results as may be helpful in evaluating our financial condition and operating performance.

Through a contractual arrangement with CACI International Inc. (CACI), CACI has certain rights to provide maintenance and other services to our Federal customers. Under the current arrangement, both companies sell services for NET products, other than the Quintum Series products, and each company is responsible for various aspects of service delivery. CACI provides maintenance support for first-level calls and on-site repairs; NET provides spares logistics and bug fixes; and both companies provide training services. Under a revenue-sharing arrangement, revenue from maintenance and training services is shared between both companies, regardless of which company sells the services. The receipts from sales of these services are shared based on a pre-determined percentage, which is currently 37% for us and 63% for CACI but may fluctuate based upon the total annual amount of sales of these services. As such, 63% of our receipts that are subject to the agreement is remitted to CACI, and conversely, 37% of CACI’s receipts that are subject to the agreement is remitted to us. We record amounts derived from sales by us as gross revenue and we record amounts remitted to us by CACI as net revenue. This arrangement expires December 1, 2010, after which we intend to perform these services ourselves and to retain the revenue associated with these services.

Manufacturing

2.

In response to our prior comment 3 you state that you successfully switched to a new contract manufacturer two years ago and if necessary, could initiate a switch to a new contract manufacturer adequately in advance of any non-renewal of your current contract with Plexus expiring on December 31, 2011. To help us further evaluate your response, please tell us when you would receive notice of any non-renewal of the current contract. Further, please confirm that you will identify your primary contract manufacturer in future filings.

Our contract with Plexus is automatically renewed for successive one-year terms unless a party provides 180 days advance written notice. Accordingly, we would receive any notice of non-renewal of the contract approximately six months prior to termination.

We confirm that we will identify our primary contract manufacturer in future filings.

Item 8.  Financial Statements and Supplementary Data

Note I.  Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

3.

Please tell us whether VSOE is established by product line or if it is established by PCS type (i.e. A or B). If VSOE is established by PCS type, please explain to us what amount is allocated to PCS (i.e. Is PCS deferred based on VSOE or is it deferred based on the contract rate if it falls within your established range of within 15% of your established VSOE?). For example, tell us what amount would be allocated to PCS for the NX5010 (PCS is 68% of list price) versus for the Promina 100 (PCS is 26% of list price).

The Company informs the Staff that VSOE of fair value is established by product line.

4.

You indicate that you require a “significant majority of our stand-alone sales for PCS to fall within 15% of our established VSOE.” Please explain to us what you mean by “established VSOE.”

In determining VSOE, we track stand-alone sales for each product line separately and monitor the actual price paid compared to our established VSOE of fair value. Although we monitor VSOE separately for each product line, discounting from established list price is similar for each of our PCS offerings and as a result, VSOE for PCS A and B is 87% of our published list price for each product. As an example, in the case of the Promina 100, VSOE for PCS is $278 (representing 87% of $320 list price) and in the case of the VX 900 secure voice product (base offering), VSOE for PCS is $870 (87% of $1,000 list price).

5.

We note that for three of your products (Scream/BBS, NX 5010 and NX1000) PCS A is priced at a significantly higher percentage of the software list price compared to other products. Please explain why PCS for these products is priced so much higher.

Promina, SCREAM/BBS, NX1000, and NX5010 represent our core networking product lines and the VX products represent our voice product lines.  For our core networking products, PCS A entitles our customers to updates and enhancements on a when-and-if-available basis during the PCS period. However, our Promina platform dates back more than 20 years and uses long-standing TDM technology; as such, our software development is minimal and focused in large part on bug fixes. As a result, the value the customer receives for PCS for Promina is considerably less than for the newer core networking products (i.e., SCREAM/BBS, NX1000, and NX5010) that involve more enhancements, which is reflected in the price for PCS.

For our voice products, the competitive market pricing for PCS requires us to charge less as a percentage of the value of the software. As a result, the customer only receives bug fixes and very basic enhancements as part of their PCS. Any significant enhancements are controlled by a software license key and are not available to the customer unless they have paid a separate license fee for these enhancements. Because these enhancements are not included in PCS, the price charged to the customer, as a percentage of the license fee, is less than that of the networking products.

6.

Your response indicates that for new product offerings you establish VSOE using contractual renewal pricing until you are able to establish stand-alone pricing. Please tell us how the contractual renewals used in year one compare to the VSOE established under stand-alone pricing in year two.

As we noted in our prior response, our historical experience is that actual renewal prices (for stand-alone sales) were consistent with stated contractual prices. During the three years ended March 27, 2009, we introduced only one new product, the NX5010, for which we relied on renewal pricing as the basis for VSOE.  The revenue for this product line represented 1.7%, 4.4%, and 1.2% of product revenue for our fiscal years ended 2007, 2008, and 2009, respectively. Late in our fiscal 2008, sales of this product dropped significantly and we discontinued all internal development efforts.  As such, a market for the NX5010 product did not materialize. All remaining multi-element arrangements during this three year period relied on stand-alone sales data as a basis for establishing VSOE.

Item 13. Certain Relationships and Related Transactions and Director Independence (Incorporated by Reference from Definitive Proxy Statement)

7.

In response to prior comment 10 you confirm that the types of transactions considered by your Audit Committee are those identified in Item 404(a) of Regulation S-K; however, your response does not address the standards applied in reviewing any such identified transactions for approval or ratification. For example, you do not state whether any related party transaction (as identified pursuant to the standards of Item 404(a)) is only thereafter approved if on the same basis as an arms’-length transaction. Please advise and provide such disclosure in future filings.

We confirm that any related-party transaction would only be approved if on the same basis as an arm’s-length transaction and we will include such disclosure under Item 13 in future filings.

Form 10-Q for the Quarterly Period Ended June 26, 2009

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue

8.

In response to prior comment 15 we note that you propose enhanced disclosure to your executive overview in future filings to address fluctuations in government purchases. We continue to believe, however, that results of operations in future filings could be enhanced to discuss the underlying reasons for a material change in revenues and any offsetting effects during a particular period.

To clarify to the Staff, it was not our intention to suggest that we would limit our discussion of significant revenue changes to address only fluctuations in government purchasing.  We note the Staff’s observations and will consider all material items that affect revenue and will discuss the underlying reasons for any significant changes and offsetting effects, as appropriate.

Form 8-K Filed July 23, 2009

9.

Your proposed disclosure indicates that you exclude stock-based compensation and the amortization of intangibles because they are non-cash charges. Your disclosure appears to suggest that you are using the measures as measures of both operating performance and liquidity. If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP net loss if your intention is to present this as a liquidity measure.

As clarification to the Staff, our presentation of non-GAAP financial measures is not intended to be a measure of liquidity. We use the statement of cash flows to reconcile non-cash charges, and in fact many of the significant items included in our adjustments from GAAP net income (or loss) to non-GAAP net income (including the two items mentioned in the Staff’s comment) are separately shown in our statement of cash flows in the reconciliation of cash flows from operations. We separately show non-GAAP net income, however, because we believe that it is helpful in assessing the performance of the recurring operations of our business, and aids comparability between reporting periods. Our formulation of non-GAAP net income excludes the specific items chosen because those items either are not indicative of operating results going forward or may limit comparability across periods or to other companies’ financial results.

In future filings, we will augment our disclosure regarding the non-GAAP measures with language such as the following (revised and expanded from the proposed disclosure in our prior response), along with the language provided in response to comment 10, below:

Use of non-GAAP information.  In evaluating NET’s performance, management uses certain non-GAAP financial measures to supplement consolidated financial statements prepared under GAAP.  Management believes that non-GAAP net income and other non-GAAP measures help indicate a base level of NET’s performance before gains, losses, or charges that are considered by management to be outside of the recurring operations of our business. We believe that the non-GAAP information regarding recurring operations allows for a better understanding of NET’s operating performance compared to prior periods and a clearer analysis of operating trends. Management uses this non-GAAP information for planning and forecasting of future periods, making decisions regarding spending levels and the allocation of resources, and determining management and employee compensation. We believe that disclosing these non-GAAP financial measures to the readers of our financial statements provides such readers with useful supplemental data that, while not a substitute for financial measures prepared in accordance with GAAP, allows for greater transparency in the review of our ongoing financial and operational performance. Specifically, we believe these non-GAAP financial measures, when read in conjunction with NET’s GAAP financials, provide useful information to investors by offering:

•

the ability to make more meaningful period-to-period comparisons of our ongoing operating results;

•

the ability to better identify trends in our underlying business and perform related trend analysis;

•

a better understanding of how management plans and measures our underlying business; and

•

an easier way to compare our most recent results of operations against investor and analyst financial models.

In determining non-GAAP net income, we exclude certain gains or losses that are the result of infrequent events. Such items include (i) gains from the early extinguishment of our debt, and (ii) gains or losses from significant restructuring or other infrequent charges such as termination and severance charges related to changes in senior management. Management believes that these exclusions are appropriate because these items are not indicative of ongoing operating results or limit comparability.

We also exclude certain non-cash charges that may vary between periods and between companies based on the valuation methodology chosen and the input of required data that may not be directly related to current business operations, such as a company’s stock price. Such items include (i) stock-based compensation, and (ii) amortization and impairment of intangible assets. Management believes that excluding these items allows for more meaningful comparisons of our operating results across periods and to our competitors.

10.

We note that you have not provided sufficient disclosure regarding any limitations of the non-GAAP measures and how management compensates for those limitations. Please revise your proposed disclosures accordingly.

We will include the following language when we present non-GAAP measures:

Limitations.  These non-GAAP financial measures are not presented in accordance with, nor are they a substitute for, U.S. GAAP. The non-GAAP financial measures used should not be considered in isolation from measures of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In addition, these measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes.

Closing Comments

We hope that the foregoing is responsive to your comments. Please direct your questions or comments to me via facsimile at 510-574-2510. Thank you for your assistance.

Very truly yours,

/s/ JOHN F. MCGRATH, JR.

John F. McGrath, Jr.
Vice President, Chief Financial Officer

Network Equipment Technologies, Inc.

cc:

Timothy Hoxie, Jones Day